                             FOR IMMEDIATE RELEASE

Contacts:
Patti McAtee                                       Joele Frank
Director, Corporate Communications                 Abernathy MacGregor
(402) 341-4500                                     (212) 371-5999

                CALENERGY ANNOUNCES EXPIRATION OF TENDER OFFER

      New York, New York, August 15, 1997. CalEnergy Company, Inc. ("CalEnergy") (NYSE, PSE and LSE symbol: CE) announced today that its tender offer for 6,540,670 shares of New York State Electric & Gas Corporation ("NYSEG") (NYSE symbol: NGE) common stock at a price of $24.50 per share had expired at midnight on August 14, 1997 because its minimum tender condition of 9.9% of the shares being tendered had not been met. CalEnergy made the following statement:

      "We are very appreciative of the many people and organizations who supported us in our effort to break the monopoly stranglehold which NYSEG has on its ratepayers. We wish you well in your continued efforts to bring down the electric rates in your area and to introduce true electric competition. We would also like to express our appreciation to the New York Public Service Commission for the fair treatment we received.

      "It is our belief that a $27.50 per share cash merger price for NYSEG was a full and fair offer. We reiterate that NYSEG's Board did a great disservice to its shareholders by refusing to meet with us. We believe NYSEG's frivolous and unrelenting litigation efforts and misinformation campaign unfortunately resulted in the NYSEG shareholders' decision not to accept our offer.

      "NYSEG will no doubt claim victory, however, this is truly a Phyrric victory. NYSEG management engaged in a scorched earth campaign which, in the span of just a few weeks, wasted an enormous amount of money that could have been used to create value for shareholders and lower rates for customers.




                                   - more -

      "The only beneficiaries in this process appear to be NYSEG's Board and Senior Executives who granted themselves $52 million in benefits, and NYSEG's investment bankers and lawyers who will split over $20,000,000 in fees -- but they have benefited at the expense of ratepayers, employees and shareholders of NYSEG. As enormous as these sums are, they pale in comparison to the lost rate reductions that we believe we could have achieved. Our proposed rate reductions to all of NYSEG's customers would have been over three times the amounts proposed by NYSEG in its tentative settlement with the Public Service Commission staff and would have included reductions for residential customers. Only through such substantial rate reductions will NYSEG be competitive in the region given the dramatically lower cost of electricity which surrounds New York State.

      "CalEnergy will continue to do as it has always done -- thrive in the competitive marketplace. We intend to evaluate our options and explore other potential combinations."

      CalEnergy, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates 20 generating facilities and also supplies and distributes electricity to 1.5 million customers.

                                    # # #